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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CA, Inc.
(Name of Subject Company (issuer))

CA, Inc. (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $.10 per share
(including the Associated Rights to Purchase Series One Junior Participating
Preferred Stock, Class A)
(Title of Class of Securities)

12673P105
(CUSIP Number of Class of Securities)

Kenneth V. Handal
Executive Vice President, General Counsel and Corporate Secretary
CA, Inc.
One CA Plaza
Islandia, New York 11749-7000
(631) 342-6000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Robert W. Downes
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$107,000

*
Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 40,816,327 shares of Common Stock at the maximum tender offer price of $24.50 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by CA, Inc.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,000	Filing Party:	CA, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 16, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 17, 2006 ("Amendment No. 1") (collectively, the "Schedule TO"), which relates to the offer by CA, Inc., a Delaware corporation (the "Company"), to purchase up to 40,816,327, shares of its common stock, par value $0.10 per share (the "Common Stock"), including the associated rights to purchase Series One Junior Participating Preferred Stock, Class A, under the Company's Rights Agreement, dated June 18, 1991, as amended on May 17, 1995, May 23, 2001 and November 9, 2001, at a price not less than $22.50 nor greater than $24.50 per share, net to the seller in cash, without interest. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 16, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), previously filed as Exhibits (a)(1)(D) and (a)(1)(E) to Amendment No. 1, which, together with any amendments or supplements to either, collectively constitute the "Offer." This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934.

        The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein and all references herein to sections and page numbers in the Offer to Purchase refer to sections and page numbers in the Offer to Purchase as it was filed with the SEC via EDGAR with Amendment No. 1.

Item 10.    Financial Statements

        Item 10. (Financial Statements) of Amendment No. 1, which incorporates by reference certain information from the Offer to Purchase, is hereby amended in its entirety to provide:

Item 10.    Financial Statements

        The information set forth in the Offer to Purchase under "Forward Looking Statements" and "Certain Information Concerning the Company" is incorporated by reference herein.

Items 1 through 11.

        Items 4 and 7 of Amendment No. 1, which incorporate by reference the information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended as follows:

1.
Forward Looking Statements, page iv.

        The section entitled "Forward Looking Statements" on page iv of the Offer to Purchase is hereby amended to delete the final sentence of that Section.

2.
Conditions of the Offer, pages 16 to 18.

        The section entitled "Conditions of the Offer" on pages 16 to 18 of the Offer to Purchase is hereby amended to:

  (1)
  replace the 4th bullet point in the first paragraph with the following:

  •
  a material adverse change in U.S. or other currency exchange rates or a suspension of or limitation on the markets for trading such currencies;

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  (2)
  replace the last paragraph in its entirety with the following:

            The conditions referred to above are for our sole benefit and may be asserted by us or waived by us, in whole or in part, with respect to all tenders, at any time or from time to time in our sole discretion before the Expiration Time. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each such right will be deemed an ongoing right that may be asserted at any time or from time to time in our sole discretion before the Expiration Time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. Any determination by us concerning the events described above will be final and binding on all parties, except as otherwise finally determined in a subsequent judicial proceeding or as required by law.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

CA, INC.
By:	/s/ MARY STRAVINSKAS Name: Mary Stravinskas Title: Senior Vice President and Treasurer

Date: August 24, 2006

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INTRODUCTION
SIGNATURE